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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ________________

                                  SCHEDULE 13G
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                           (As of December 31, 1998)

                               AgriBioTech, Inc.
                                (Name of Issuer)

                         Common Stock. $.001 par value
                         (Title of Class of Securities)

                                  008494-10-6
                                 (CUSIP Number)



                               Page 1 of 4 pages
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                                  SCHEDULE 13G

CUSIP No. 008494-10-6                               Page 2 of 4 Pages
---------------------                               -----------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Johnny R. Thomas

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                         (a) [ ]
                                         (b) [ ]

3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

                   5)   SOLE VOTING POWER
                        2,025,207  (See Item 4)

NUMBER             6)   SHARED VOTING POWER
OF SHARES               None
BENEFICIALLY
OWNED BY           7)   SOLE DISPOSITIVE POWER
EACH                    2,025,207  (See Item 4)
REPORTING
PERSON WITH        8)   SHARED DISPOSITIVE POWER
                        None

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,025,207 (See Item 4)

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     4.9%

12)  TYPE OF REPORTING PERSON
     IN
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                                                                     Page 3 of 4
Item  1(a).   Name of Issuer:
              --------------

                AgriBioTech, Inc.

Item  1(b).   Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

                120 Corporate Park Drive, Henderson, NV 89014.

Item  2(a).   Name of Person Filing:
              ---------------------

                Johnny R. Thomas.

Item  2(b).   Address of Principal Business Office or, if None, Residence:
              -----------------------------------------------------------

                 The Reporting Person's business address is 120 Corporate Park Drive, Henderson, NV 89014.

Item  2(c).   Citizenship:
              ------------

                 USA.

Item  2(d).   Title of Class of Securities:
              ----------------------------

                 Common Stock, par value $.001 per share (the "Shares").

Item  2(e).   CUSIP Number:
              ------------

                 008494-10-6.

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b),
         ------------------------------------------------------------------
         check whether the person filing is a:
         ------------------------------------

                  N/A

Item 4.  Ownership:
         ---------

                 (a) 2,025,207 Shares.  See Item 4(c).

                 (b) This figure represents approximately 4.9% of the outstanding Shares of the Issuer (based on 41,207,878 Shares outstanding on December 31, 1998).

                 (c) On December 31, 1998, the Reporting Person had sole voting power over 2,025,207 Shares, including an aggregate of 228,500 shares of common stock gifted by the Reporting Person to his wife and children over which he retains voting power and disposition power and up to 60,000 shares of common stock which the Reporting Person intends to gift to unaffiliated not-for-profit charities. The Reporting Person has sole dispositive power over all 2,025,207 Shares except the 228,500 shares gifted above.

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

                  Yes

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------

                  N/A
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                                                                     Page 4 of 4

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
Security Being Reported on by the Parent Holding Company:
--------------------------------------------------------

          N/A

Item 8.  Identification and Classification of Members of the Group:
         ---------------------------------------------------------

          N/A

Item 9.  Notice of Dissolution of Group:
         ------------------------------

          N/A

Item 10.  Certification:
          -------------

          N/A


                                   SIGNATURE
                                   ---------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 1999


                                         /s/ Johnny R. Thomas
                                         -------------------------------
                                         Johnny R. Thomas